Contact

www.linkedin.com/in/thebenswann
(LinkedIn)
www.instagram.com/benswann_
(Personal)

Top Skills

Breaking News
Reality
Television

Honors-Awards

Emmy Award
Edward R. Murrow Award

Ben Swann

CEO @ Sovren, Truth in Media | Emmy, Murrow Awardee
Atlanta, Georgia, United States

Summary

At Sovren and ISE Media Network, the focus is on pioneering media innovation and delivering impactful news that challenges the status quo. With an Emmy and Edward R. Murrow Award to our name, the commitment to excellence in journalism is evident. The teams have successfully harnessed the power of new media to directly engage with 85 million monthly viewers, setting new standards in the industry.

The Truth in Media Project stands as a testament to our dedication to stories that traditional outlets often overlook. This initiative resonates deeply with audiences, evidenced by our short-form video content averaging 22 million views monthly. It's a reflection of a relentless pursuit of factual reporting and a mission to empower the public with unfiltered information.

Experience

Sovren, Truth in Media
7 years 1 month

CEO
October 2020 - Present (4 years 5 months)
Atlanta, Miami, Washington DC

Chief Executive Officer
February 2018 - Present (7 years 1 month)
Atlanta, Georgia, United States

ISE Media Network
CEO ISE Media Network
November 2018 - Present (6 years 4 months)
Greater Atlanta Area

TruthinMedia.com, BenSwann.com
Founder

June 2013 - Present (11 years 9 months)

www.truthinmedia.com

WGCL/CBS46
Anchor/Reporter
June 2015 - January 2018 (2 years 8 months)
Greater Atlanta Area

Prime anchor for WGCL CBS46 at 4:00, 5:30, 6:00 and 11:00 pm

Fox 19 WXIX-TV (Raycom Media)
Anchor/Reporter
December 2010 - May 2013 (2 years 6 months)

Main Co-Anchor At Fox 19

Check Out "Reality Check" @ www.Fox19.com

YouTube
Content Creator
2012 - 2013 (1 year)

KTSM TV
Anchor/Reporter
February 2008 - November 2010 (2 years 10 months)

Specialized in covering Mexico's drug war in Juarez, Mexico. Was award an
Emmy for best newscast.

KFOX
Morning Anchor
1999 - 2007 (8 years)

During my time here I move from photographer to Las Cruces Bureau Chief to
Morning Anchor. Won 1 Lone Stary Emmy and 3 Edward R. Murrow Awards.

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Education

California State University-Dominguez Hills
Master's degree, History and Philosophy

BYU
Bachelor's degree, Liberal Arts and Sciences, General Studies and Humanities